UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Dollar Thrifty Automotive Group, Inc.
(Name of Subject Company)

HDTMS, Inc.
(Offeror)

Hertz Global Holdings, Inc.
(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

256743105
(Cusip Number of Class of Securities)

Jeffrey Zimmerman, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, New Jersey 07656-0713
(201) 307-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Scott A. Barshay, Esq. Minh Van Ngo, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000	John M. Allen, Jr., Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
N/A*	N/A*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1.
☐  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On August 27, 2012, Hertz Global Holdings, Inc. (“Hertz”) and Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) hosted a conference call relating to the proposed merger of Hertz and Dollar Thrifty. Below is a transcript of the conference call.

Operator

 Welcome to the Hertz Global Holdings and Dollar Thrifty's joint conference call. The companies have asked me to remind you that certain statements made on this call contain forward-looking statements. Forward-looking statements are not guarantees of performance and by their nature are subject to inherent uncertainties. Actual results may differ materially from those expressed in forward-looking statements due to many factors.

These factors include among other matters those that each of the companies have noted in their joint press release regarding the acquisition issued yesterday and in their latest earnings releases and filings with the SEC. Any forward-looking information relayed on this call speaks only as of this date and the Company undertakes no obligation to update that information to reflect changed circumstances.

The tender offer has not yet commenced and this call is neither an offer to purchase nor a solicitation of an offer to sell shares of Dollar Thrifty's common stock. At the time of the tender offer is commenced, Hertz will file a tender offer statement and Dollar Thrifty will file a solicitation recommendation statement on Schedule 14D-9 with the SEC. Investors and stockholders of Dollar Thrifty are urged to read all documents carefully and in their entirety when they become available because they will contain important information about the proposed transaction.

These documents will be available for free at the SEC's website, sec.gov. Copies of Hertz filings with the SEC may be obtained from Hertz's website at Hertz.com/investorrelations or by directing a request to Hertz at 201-307-2100. Copies of Dollar Thrifty's filings with the SEC will be available free of charge on Dollar Thrifty's website at DTG.com or by contacting Dollar Thrifty's investor relations Department at 918-669-2119.

Additional information concerning these statements is contained in the Companies' joint press release regarding the acquisition issued yesterday and in the risk factors and forward-looking statements section of the Companies' respective 2011 Form 10-K and 2012 quarterly reports. Copies of these filings are available from the SEC, the Hertz's and Dollar Thrifty's websites, or the Companies' respective investor relations departments.

I would like to remind you that today's call is being recorded and is also being made available for replay starting at 12.30 p.m. Eastern today running through September 10, 2012.

I would now like to turn the call over to our host, Leslie Hunziker. Please go ahead.

 Leslie Hunziker - Hertz Global Holdings, Inc. - SVP of IR

 Good morning, everyone. By now I am sure you have all seen our press release announcing Hertz's offer to acquire Dollar Thrifty. This morning management will provide a brief overview of the acquisition terms and strategic rationale and we will then open up the call to your questions.

We have provided slides to accompany this conference call that can be accessed on our website at Hertz.com and on Dollar Thrifty's website at DTG.com.

On the call today for Hertz in Park Ridge, New Jersey is Mark Frissora, Chairman and CEO; Elyse Douglas, CFO; and Jeff Zimmerman, General Counsel and Corporate Secretary. In Tulsa, Oklahoma, we have from Dollar Thrifty we have Scott Thompson, Chairman and CEO; Cliff Buster, CFO, and Vicki Vaniman, General Counsel.

To begin, I will turn it over to Mark.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 Good morning, everyone, and thank you, Leslie. At last we are in the home stretch of closing on what will be important brand additions to our rental car business. It goes without saying that this is a transformational deal that will allow Hertz to benefit significantly from the growth prospects and operational efficiencies of a much larger business and a best-in-class operation.

Let's start with the transaction highlights on slide 5. As you know by now, we are acquiring Dollar Thrifty for $87.50 per share, all cash or a corporate enterprise value of $2.3 billion. This represents a multiple of 7.8 times the midpoint of Dollar Thrifty's EBITDA guidance for 2012, which is $298 million. This multiple equates to a roughly 40% premium to the current Hertz and Avis average multiple. Our offer has no financing contingency but is predicated on our obtaining antitrust clearance.

We expect the transaction to be accretive to our diluted net earnings per share in year one and EVA positive after synergies by the end of year two. This is in spite of the loss of about $30 million of 2012 corporate EBITDA from the Advantage asset divestiture. Based on best guest estimates, we anticipate the deal closing sometime in the fourth quarter. I will walk you through the timing of the process in just a minute.

But before I do, I want to say that we are very pleased with the outcome of our recent negotiations with Dollar Thrifty and its Board and believe that the transaction terms and structure provide premium value for both Companies' shareholders. We are also excited to welcome Dollar Thrifty's employees to our team. We know our collaborative efforts will make the Hertz Dollar Thrifty combination the best among industry competitors. Would you agree, Scott?

 Scott Thompson - Dollar Thrifty Automotive Group, Inc. - Chairman, President and CEO

 I echo your thoughts about the transaction and the opportunities it affords the combined Company. I truly think the transaction is good for both Companies' shareholders and the industry as a whole.

Dollar Thrifty brings Hertz a highly profitable operation with solid leisure-focused customer base and a motivated workforce with years of experience in servicing value-focused customers. I believe Hertz will be able to swell the Company's product offerings and expand geographically in ways that would be difficult for Dollar Thrifty to do as a stand-alone company.

The Dollar Thrifty Board of Directors fully supports this transaction and the Company will aid Hertz as they finalize their regulatory process.

I will let Mark update you on the status of the FTC review.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 Thanks, Scott. Before I do that I want to acknowledge that it has been a long road getting to this point and the wait has not been an easy one for management, employees, or investors, so I want to thank everyone for their patience and understanding as we have continued to work through what has turned out to be a very complex extended FTC process.

On slide 7, we've outlined the status of the antitrust review. Basically we've signed a purchase agreement for the divestiture of our Advantage assets as well as certain DTG assets and associated airport concessions. We will continue to work with the FTC to reach a favorable conclusion and we hope the final steps in the FTC review will be swift.

On slide 8 is the estimated timeline to the transaction's closing. We will file our merger agreement with the SEC later today and soon thereafter launch the tender offer. We hope to have an FTC consent decree in about six weeks or so.

To be clear, we're not basing this on any definitive guidance from the FTC, but our lawyers believe this is a realistic assumption.

Finally, we expect to complete the tender offer by the end of October. Based on this schedule, we will start integration actions before year-end.

So why is this an important deal for Hertz? There are multiple opportunities and competitive advantages that we expect to capitalize on to make the Hertz brands the most formidable in the industry.

First and foremost starting on slide 9, the combination of the Hertz, Dollar and Thrifty businesses results in a $10.2 billion Company with three distinct brands that complement each other in their respective customer segments. As you know, Hertz has a strong portfolio of businesses that individually and collectively have excellent growth profiles. Our management team has a wealth of experience and expertise. Our efficient and productive infrastructure is best in class and we have a vibrant winning culture.

The addition of Dollar Thrifty, one of the market leaders in renting cars to the price conscious leisure customer, strengthens each one of these value drivers and provides an exceptional platform for future growth. It gives us established value brands, longer average rental lengths, a broad location network, and a higher share of the leisure market. An increase leisure rentals as a percent of revenue will support our goal of reducing operating cyclicality due to the longer length of the transaction and the greater resiliency of the leisure traveler.

Another benefit to profit will be the fleet sharing, which will significantly increase our combined utilization especially on the weekends. Hertz's strong midweek peak, driven by corporate rentals, will be complemented by Dollar Thrifty's weekend leisure peak demand.

We have long been of the belief that having a distinct brand to specifically address the needs of different rental car customer groups is imperative to winning in this industry. One brand can't be all things to all customers. It blurs the value proposition and confuses the pricing structure. Our goal of becoming a multibrand rental car leader will be achieved by maintaining Hertz's premium service and vehicle standards for corporate and leisure customers at pricing reflective of those attributes.

The Dollar brand will continue to address leisure customers in the mid-tier value segment domestically and Thrifty will compete in the fastest-growing Spartan leisure segment against the deep value competitors. Thrifty will also help us build out our value proposition in Europe already having no (inaudible) brand presence in Australia, South Africa, and across Britain through a strong franchise network which you can see on slide 10.

We plan to combine our corporate owned Advantage locations, of which there just 36 across Europe today, under the Thrifty moniker, to provide international customers a great value which as you can imagine is highly sought after in a tough economic environment.

Moving to slide 11, if you look at the profiles of both companies, it is apparent that the added scale that comes with this transaction will allow us to capture meaningful cost synergies. We have proven that we have the discipline and experience to transform the business at every level. This transaction is expected to create significant efficiencies and cost savings for us on top of what is already a position of strength.

On slide 12, we have identified at least $160 million of annual run rate cost synergies and we are confident in our ability to achieve that number at a minimum over 24 months.

The components of the synergies are pretty straightforward. Of course there will be some redundant operations between the two companies. Those types of things make up other efficiencies in the pie chart but the more significant synergies will come from fleet efficiencies as we combine and share the fleets for better utilization, purchasing power, and lower depreciation and fleet interest expense. Integrating our industry-leading IT systems including our latest virtual kiosk and smart car innovations will be our second greatest cost-saving opportunity and non-fleet procurement expenses will represent another large piece of the efficiency potential.

In addition to the cost synergies, there are other opportunities that we haven't baked into the analysis yet. For example, sales growth opportunities like expanding the Thrifty brand in Europe that I mentioned and sharing our currently exclusive travel partnerships would represent real upside.

Moving to slide 13. In terms of the capital structure, we are committed to maintaining a strong balance sheet. We are clearly becoming a larger and stronger Company and including run rate cost synergies, our pro forma corporate debt to EBITDA leverage ratio is only expected to increase by about 2/10 of a turn. This transaction does not deter us in any way for our ultimate goal of becoming investment-grade.

We will use the combined Dollar Thrifty and Hertz cash on hand along with new borrowings to fund the acquisition. We secured a $1.95 billion bridge loan and expect permanent financing to come from a combination of long-term bonds and a term loan financing. We will assume Dollar Thrifty's existing fleet debt and over time bring their fleet financing under the Hertz ABS program.

While we expect to be put on credit watch initially, we have no indication that the all-cash transaction will result in a credit rating downgrade.

Now that you have heard all the details you can see why we are genuinely excited about the prospects for this combined business. And we're entering this transaction from the position of strength, creating financial value for our shareholders and delivering strategic value to our business. We've chosen an exceptional company to partner with and timing by all accounts is ideal.

So with that, let's open up the call for questions, operator.

 QUESTION AND ANSWER

Operator

 (Operator Instructions). Brian Johnson, Barclays.

 Brian Johnson - Barclays Capital - Analyst

 Good morning, Mark and Scott. A couple just drill down questions. In terms of the $30 million you guided to, is that inclusive of both the foregone Advantage earnings as well as the carveouts in any existing Hertz sites that you need to do?

 Elyse Douglas - Hertz Global Holdings, Inc. - EVP and CFO

 This is Elyse. Yes, it is all inclusive, Brian.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 No, no, no. It is only the $30 million is the Advantage EBITDA is what it is. That's what the $30 million of what we referenced in the script, all right?

Operator

 Chris Agnew, MKM partners.

 Chris Agnew - MKM Partners - Analyst

 Thank you very much. Good morning and congratulations. I was just wondering how much cash do you estimate you will be able to free up from DTG's vehicle financing subsidiaries because of how you collateralized your vehicle finance subs and any other advantages you may have? And then are there any timing issues with your ability to do that?

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 (multiple speakers) Go ahead.

 Elyse Douglas - Hertz Global Holdings, Inc. - EVP and CFO

 This is Elyse. There isn't the ability -- they have some cash collateral in lieu of letters of credit, which is an opportunity right now. However, we believe that the cash collateral is more cost-effective, but that's always an opportunity. And no, there would be no problems if we chose to do that.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 Yes, there's no timing issues.

Operator

 Adam Jonas, Morgan Stanley.

Unidentified Participant

 Good morning, everyone. This is EJ in for Adam. Congratulations on the announcement. My question is related to the outlook on the cap structure going forward. Given that your intention is to get back to investment grade, could you rule out the possibility assuming the right market conditions and share price of doing an equity raise to assist on the integration or pay down some of that new debt?

 Elyse Douglas - Hertz Global Holdings, Inc. - EVP and CFO

 There's always the possibility but we really don't have any plans to do that right now. We believe the debt markets are in great shape and we plan on financing this in the debt markets right now.

Operator

 Michael Millman, Millman Research.

 Michael Millman - Millman Research Associates - Analyst

 Thank you. Could you quantify or at least roughly quantify the impact of having a classic brand standalone and also the European opportunities or at least the international opportunities?

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 Are you talking about revenue opportunity?

 Michael Millman - Millman Research Associates - Analyst

 Revenue opportunities, yes.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 No, we haven't quantified that yet, Michael, and we probably won't be doing so for awhile. We need to look at the plans and need to understand from an integration standpoint where we would have great connections to put together with Dollar Thrifty. And once we have studied that a little bit more and more thoroughly we will be able to talk to you about any revenue upside we see.

Operator

 Rich Kwas, Wells Fargo Securities.

 Rich Kwas - Wells Fargo Securities - Analyst

 Good morning, everyone. Congrats. Just asking about franchising initiative on your end, Mark. Does this transaction maybe improve the prospects for franchising adding Dollar and the Thrifty brands in? Do you think it helps your case in terms of doing more of that sort of franchising over the next couple of years? And kind of what your thoughts on that, it would be appreciated.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 The answer to your question, Rich, is yes, it does help us in terms of the way we think about franchising and help our ability to talk about our franchise model to multiple business parties that would be interested. Yes, so it certainly doesn't do anything but enhance our efforts in that area. That's the best way I can answer it right now.

Operator

 John Healy, Northcoast Research.

 John Healy - Northcoast Research - Analyst

 Thanks and congratulations to both management teams. I wanted to ask about the timing of the synergies. I know you put a 24-month target out there but do you have any thoughts about realistically could be accomplish in year one? And then the follow-up was I might've missed it but did you quantify what the terms were for the Advantage sale? Thank you.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 No, I think all he said was that the Advantage deal was going to be an operating loss for us. We reviewed that to a book loss for us. That was done in the -- yes but we did that in the Q, didn't we? So it was identified in the Q and then in terms of Advantage numbers, we just said it's about $30 million of EBITDA as an impact.

In terms of identifying again any future synergies or opportunities beyond what we have said in this call, we have to work with the team and get the FTC approval and then at that point in time we will be able to talk about more details with regards to revenue or cost synergies.

Operator

 Fred Lowrance, Avondale Partners.

 Fred Lowrance - Avondale Partners - Analyst

 Thank you, just a quick question again on synergies. The $160 million estimate that you've given us this morning is down about $20 million from the last number that you put out there publicly. So could one of you, whether it's Mark or Scott, just maybe talk about what has been done to capture that $20 million of synergy difference over the last two years?

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 There's been a lot of market condition changes. A lot of time has elapsed over the last couple of years. Dollar Thrifty has done a really good job of figuring out if you will what operating efficiencies they had themselves internally and they have improved their corporate EBITDA margins from 15.3% in 2010 to 18.6% as of LTM ended 6-30-2012.

So given this fact pattern and in our continued diligence of the Company, we believed $160 million is an appropriate estimate at this point in time. So again, we haven't spent a lot of time together, so there may be more but this is -- we feel comfortable talking about the $160 million right now.

Operator

 Doug Karson, Bank of America.

 Doug Karson - BofA Merrill Lynch - Analyst

 Great, guys. Thank you and congratulations on the transaction. A quick question on the financing. I know you had mentioned a bridge loan that would then get termed out with some bonds. Can you give us an update of how this impacts your existing term loan?

 Elyse Douglas - Hertz Global Holdings, Inc. - EVP and CFO

 Yes, we have the ability to increase the term loan amount. There is a most-favored-nation clause with respect to pricing so we would stay within the guidelines there. So right now given where we see the high-yield market, the majority of the financing we see being done in bonds but there would be a piece as the term loan within those restrictions. Does that answer your question?

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 Okay, Operator, next question?

Operator

 Speakers, with that, I would like to turn it back over to you.

 Mark Frissora - Hertz Global Holdings, Inc. - Chairman and CEO

 Okay, great. Well, thanks. I want to thank everyone for listening in on the call and again having the patience for this great transaction to be consummated. We are hopeful again that we will have a swift approval through the FTC process and look forward to talking more about this deal as milestones unfold. Thanks, everyone.